July 7, 2023

William Schroder

Michael Volley

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Enova International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed February 24, 2023

File No. 001-35503

Dear Mr. Schroder and Mr. Volley:

This correspondence is being furnished by Enova International, Inc. (“Enova” or the “Company”) in response to comments contained in the letter dated June 13, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”).

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

Form 10-K filed February 24, 2023

Bank Programs, page 2

1. Please refer to comment 1. Please confirm that you will revise future filings to quantify the amounts of purchases and revenue, if materially different, through your bank partner program for each period presented and discuss any trends.

Enova response: In response to the Staff’s comment, we will supplement our disclosures in our future 10-K filings to disclose the percentages of purchases from our bank partner programs for each period presented and will note any material known trends to the extent relevant. If they materially differ from purchases, we will also disclose the percentages of revenue from our bank partner programs for each period presented and discuss any material known trends to the extent relevant.

Products and Services, page 2

2. Please tell us and revise to disclose how you legally recognize loan interest income and how your loans are amortized. For example, disclose if you legally recognize interest income on an accelerated basis. If so, describe how the timing of loan renewals or refinances during the contractual term impact the amount of revenue recognized.

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2023

Enova response: In response to the Staff’s comment, the Company will include additional information on how we recognize interest income and amortize outstanding loan balances. For example, the following represents the original text included in Part I, Item 1. Business, Products and Services, in our 2022 Form 10-K with marked changes (strikethroughs and underlines) to address the Staff’s comment:

Our online financing products and services provide customers with a deposit of funds to their bank account in exchange for a commitment to repay the amount deposited plus fees, interest and/or revenue on the receivables purchased. We originate, arrange, guarantee or purchase installment loans, line of credit accounts and RPAs to consumers and small businesses. We have one reportable segment that includes all of our online financial services. Our loans and finance receivables generally have regular payments that amortize principal. Interest income is generally recognized on an effective, non-accelerated yield basis over the contractual term of the installment loan or estimated outstanding period of the draw on line of credit accounts.

Products and Services, page 2

3. Please refer to comment 3. Noting the significant range of contractual terms on installment loans, please tell us and revise to disclose the estimated average contractual term.

Enova response: In response to the Staff’s comment, the Company will disclose the estimated average contractual term on installment loans. For example, the following represents the original text included in Part I, Item 1. Business, Overview, Products and Services in our 2022 Form 10-K with regards to installment loans with cumulative marked changes (strikethroughs and underlines) addressing this and the Staff’s earlier comments.

Installment loans. Certain subsidiaries (i) directly offer installment loans, (ii) as part of our Bank Programs, purchase or purchase a participating interest in, installment loans or (iii) as part of our CSO program, arrange and guarantee installment loans, as discussed below. Certain subsidiaries offer, or arrange through our Bank Programs and CSO program, unsecured consumer installment loan products in 37 states in the United States ~~and small business installment loans in 47 states and in Washington D.C.~~ Internationally, we also offer or arrange unsecured consumer installment loan products in Brazil. Effective in the third quarter of 2022, Enova no longer offers any single-pay products. Terms for our consumer installment loan products range between three~~two~~ and 60 months with an average contractual term of 43 months. Our loans have regular payments that amortize principal. Loan sizes for these products range between $300 and $10,500. The majority of these loans accrue interest daily at a fixed rate for the life of the loan and have no fees. The average annualized yield for these loans was 72% for the year ended December 31, 2022. Loans may be repaid early at any time with no additional prepayment charges.

Certain subsidiaries offer, or arrange through our Bank Programs, small business installment loans in 47 states and in Washington D.C. Terms for these products range between three and 24 months with an average contractual term of 16 months. Our loans have regular payments that amortize principal. Loan sizes for these products range between $5,000 and $250,000. There is generally a fee paid upon origination, and total interest is typically calculated at a fixed rate for the

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2023

life of the loan. A portion of the interest is forgivable if prepaid early, although we also offer a full prepayment forgiveness option at a higher interest rate. The average annualized yield for these products was 46% for the year ended December 31, 2022.

Marketing, page 8

4. Please refer to comment 4. To the extent that a reliance on or changes in a particular marketing channel have a material impact on the quality of, and potential variability of your earnings and cash flow, please disclose information necessary for investors to ascertain the likelihood that past performance is indicative of future performance

Enova response: In response to the Staff’s comment, to the extent that a reliance on or changes in a particular marketing channel have a material impact on the quality of, and potential variability of our earnings and cash flow, the Company will endeavor to disclose in future filings information we believe would be necessary for investors to ascertain the likelihood that past performance is indicative of future performance.

Consumer Loans and Finance Receivables, page 51

5. Please refer to comment 8. Noting the impact of the line of credit product on your financial metrics and trends, please tell us and revise future filings to separately present the net revenue margin percentage for each material product in your consumer and small business portfolios tables on pages 51-54.

Enova response: The following is an excerpt from Item 303(a) of Regulation S-K that discusses part of the objective of the MD&A section:

The discussion and analysis must be of the financial statements and other statistical data that the registrant believes will enhance a reader's understanding of the registrant's financial condition, cash flows and other changes in financial condition and results of operations. A discussion and analysis that meets the requirements of this paragraph (a) is expected to better allow investors to view the registrant from management's perspective

As noted in our prior response, Enova manages its products at the portfolio level and does so on a dynamic basis, adapting to evolving market conditions to deliver strong returns at the consolidated and portfolio level. We separately disclose the net revenue margin at the portfolio level for this reason, as well as the fact that we expect the typical ranges for the net revenue margin to differ slightly at the portfolio level (i.e., consumer versus small business). We do not believe that disclosure of net revenue margin for each product within our portfolios is material to the reader’s understanding of our financial results. We follow a risk-based approach to pricing our products. Although the credit risk may differ between certain products within the consumer or small business portfolios, pricing relative to expected credit risk produces portfolio net revenue margins within fairly consistent ranges. We believe that a separate presentation of net revenue margin by product, below the portfolio level, would not be useful for an investor’s understanding of our results as we regularly adjust product mix as market risk and opportunities change.

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2023

In addition, our competitors generally do not disclose net revenue margin by product, which would make Enova more of an outlier.

To the extent that we believe it is material to a reader’s understanding of our financial condition and results, we will discuss any material known trends in net revenue margin generally at the portfolio level in the MD&A section. If circumstances change and we determine that further disaggregation of net revenue margin to the underlying product level is material to the understanding of Enova’s results, we will also discuss that along with any material known trends in the MD&A section. We believe that the proposed disclosure is optimal and is consistent with Regulation S-K and the objective of the MD&A section as it better allows investors to view Enova’s results from management’s perspective.

Consumer Loans and Finance Receivables, page 51

6. Please refer to comment 10. Please tell us and revise future filings to quantify, for each period presented, the dollar amount and percentage of originations by customers borrowing for the first time and returning customers. It appears this information is important for investors to better understand your business and your underlying financial metrics and trends. Please discuss how you define each group as needed.

Enova response: We do not believe that disclosure of dollar amounts and percentages of originations by new and returning customers is appropriate as it could be misinterpreted by users of our financial statements. There are multiple variables, including originations, that may impact our financial results, but we manage these variables holistically at the portfolio level to deliver strong returns with a focus on both net revenue and EBITDA margins at the portfolio level. We believe that users of our financial statements may draw false conclusions about our financial results and future prospects if we were to present dollar amounts and percentages of originations by new and returning customers, as this is only one variable in our approach to decision-making. In the past, we have included discussion of new customer mix in the narrative analysis of the MD&A when we deemed it to be meaningful in understanding the credit metrics that underly our financial results. We believe this to be the optimal level of disclosure that allows the reader to view our company from management's perspective and enhance their understanding of our results and financial condition.

In addition to the above, we also believe that disclosure of dollar amounts and percentages of originations by new and returning customers could be anti-competitive as our competitors may see that we are writing more new business in a portfolio and then alter their origination strategy based on it. This could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows. In addition, from a comparability standpoint, we do not believe there to be an issue as very few of our competitors disclose dollar amounts and percentages of originations by new and returning customers.

To the extent we determine that it would meaningfully help a reader understand our financial results, including known material trends, we will continue to include discussion of new customer mix in the narrative analysis of the MD&A.

United States Securities and Exchange Commission

Division of Corporation Finance

July 7, 2023

Note 3. Loans and Finance Receivables, page 80

7. Please refer to comment 13. Please provide us your proposed disclosure using amounts as of December 31, 2022.

Enova response: In response to the Staff’s comment, we have included the table referenced in the Staff’s original comment, as updated with the suggested addition for accrued interest and fees in blue text that we will add to future filings.

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Please do not hesitate to contact me at (312) 517-7425 or scunningham@enova.com with any questions you may have with respect to the foregoing.

Very truly yours,

\s\ Steven E. Cunningham
Steven E. Cunningham Enova International, Inc Chief Financial Officer